Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga
Commission File Number: 333-146406
ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ/MF nº 33.256.439/0001-39 NIRE 35.300.109.724

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA publicly listed company CNPJ/MF nº 33.069.766/0001-81 NIRE 33300025111	DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO S.A. publicly listed company CNPJ/MF nº 92.689.256/0001-76 NIRE 43300004821	REFINARIA DE PETRÓLEO IPIRANGA S.A. publicly listed company CNPJ/MF nº 94.845.674/0001-30 NIRE 43300002837

MARKET ANNOUNCEMENT

Ultrapar Participações S.A. (“Ultrapar”), together with its subsidiaries Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”), hereby announce that the deadline for their respective shareholders to dissent and exercise their appraisal rights with respect to the deliberations at the Extraordinary General Shareholders Meeting held on December 18, 2007, at which the exchange of RPI, DPPI and CBPI shares for Ultrapar shares was approved, expired on January 21, 2008, pursuant to Article 137 of Brazilian Corporate Law, with no shareholders having exercised appraisal rights.

Ultrapar also announces that its management will not be calling an Extraordinary General Shareholder Meeting to reconsider the share exchange that was approved, and that the shares of RPI, DPPI and CBPI will cease to be traded on the São Paulo Stock Exchange (“BOVESPA”) on January 23, 2008 and the former shareholders from these companies will become shareholders of Ultrapar, whose shares are traded on BOVESPA under the ticker code UGPA4.

Pursuant to the share exchange, RPI Shareholders received 0.79850 preferred share of Ultrapar for every 1 (one) share of RPI; DPPI shareholders received 0.64048 preferred share of Ultrapar for every 1 (one) share of DPPI and CBPI shareholders received 0.41846 preferred shares of Ultrapar for every 1 (one) share of CBPI.

Fractional shares resulting from the share exchange will be sold at an auction to be held on the BOVESPA and the amount resulting from the sale will be made available for the respective shareholders after the final settlement of the shares sold at the auction.

São Paulo, 22 January 2008.

André Covre Investor Relations Director Ultrapar Participações S.A.

Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Refinaria de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Distribuidora de Produtos de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Companhia Brasileira de Petróleo Ipiranga

This document relates to a proposed transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the proposed transaction, Ultrapar has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.